Exhibit 99.32

CYBIN Closes Acquisition of Adelia Therapeutics; Bolsters Scientific Team

and Grows IP Portfolio to 7 Patent Filings

--Newly acquired novel psychedelic molecules diversify Cybin's development portfolio,

providing access to multiple future indications--

--Adelia brings a range of technologies related to novel therapeutics, delivery methods, and therapeutic regimens, along with six patent applications--

--Contributes expanding library of psychedelic derivative drug development candidates,

with the first lead compounds expected to enter clinical studies in 2021--

--Adelia leadership bring extensive clinical and commercialization experience of major drugs, including Allegra (fexofenadine), Sabril (vigabatrin), Anzemet (dolasetron), and Vaniqa (eflornithine)--

TORONTO--(BUSINESS WIRE)--December 14, 2020--Cybin Inc. (NEO:CYBN) ("Cybin"), a life sciences company focused on psychedelic pharmaceutical therapies, is pleased to announce that it has closed on its acquisition of 100% of the shares in Adelia Therapeutics Inc. ("Adelia") for up to CDN$20,161,575 (approximately USD$15.75 million) (the "Transaction").

Transaction Highlights

∙Newly acquired novel psychedelic molecules diversify Cybin's development portfolio, providing access to multiple future indications. Selective modification, through deuteration of psychedelic parent molecules, allows control of the duration of action of these new chemical entities, enabling the design of both short and long-acting treatments.

∙Adelia brings a range of technologies related to novel therapeutics, delivery methods, and therapeutic regimens, as well as six patent applications.

∙Adelia contributes an expanding library of psychedelic derivative drug development candidates. The first lead compounds are expected to enter clinical studies in 2021, subject to receipt of approvals.

∙Cybin gains access to new patent-protected active pharmaceutical ingredients obtained by way of selective modification of the parent molecules.

∙Cybin gains a proprietary drug delivery platform developed by Adelia to administer psychedelic therapies and bypass liver metabolism.

∙Adelia's leadership team of accomplished drug developers and scientists brings deep clinical and commercialization experience, including past commercial success in psychedelics through the development of proprietary ketamine analogs. The team has a strong understanding of the underlying science, as well as prestigious academic affiliations.

∙Cybin gains an operating development facility in the epicenter of the Boston biotechnology center, which broadens its presence in the United States.

Adelia is an innovative biopharmaceutical company committed to addressing unmet mental health needs through developing proprietary psychedelic therapeutics with improved dosing efficacy and therapeutic indices. Adelia's leadership team brings a wealth of clinical development experience. Adelia's team have previously worked with pharmaceutical companies including Johnson & Johnson, GlaxoSmithKline, Sanofi, Roche, Pfizer and Eli Lilly, and maintain academic research affiliations, including with the MIT, Harvard, Stanford, Yale, and Northeastern University.

"We are thrilled to join forces with Adelia. We see this acquisition as potentially advancing Cybin's ability to innovate our psychedelic drug development program and diversify beyond major depressive disorder. Adelia's focuses on novel delivery methods and innovative therapies may contribute to our goal of therapies with faster onset of action, smoother pharmacokinetic profiles, shorter treatment periods, and reduced side effects. Adelia's expertise across multiple molecules and multiple indications, could potentially give Cybin the ability to address gaps across a larger domain," stated Doug Drysdale, Chief Executive Officer of Cybin.

"Cybin is committed to expansion through strategic M&A opportunities. Today, we deliver on that commitment, and we will continue to pursue opportunities to drive growth," concluded Drysdale.

Adelia's founders, Alex Nivorozhkin, PhD (Chief Executive Officer) and Brett J. Greene (President, Chief Strategy Officer) have decades of experience in psychedelics and drug development and are affiliated with Northeastern University's world-renowned Center for Drug Discovery in Boston. Dr. Michael Palfreyman, Chief Operating Officer, is an accomplished pharmaceutical industry veteran responsible for more than 30 successful clinical programs. Collectively, Adelia's talented team has deep expertise in drug discovery, development, clinical evaluation and commercialization; a wealth of highly cited peer-reviewed publications; 35 successful exits; and prestigious academic affiliations.

Management of Cybin intends to work with the Adelia team on a three pillar development strategy, each of which must receive all necessary approvals: (a) a novel drug discovery platform and research on the potential efficacy of psychedelic molecules to address unmet mental health needs; (b) efficient drug delivery to enhance dosing control; and (c) a potential novel treatment regimen. Adelia's team has also laid out a three-year development plan (2021 – 2023). The first year's preclinical to clinical stage will focus on applying the proprietary delivery and device platform. The second year's clinical stage will focus on developing new chemical entities to scale up production. The third year's clinical trials stage will advance proprietary technologies and drug delivery devices.

Alex Nivorozhkin, PhD, will become Chief Scientific Officer. Michael G. Palfreyman, PhD, DSc, will become Chief Research and Development Officer. Brett Greene will become Chief Innovation Officer.

"Cybin brings complementary resources to the table, and together we can advance our shared goal of bringing psychedelic therapies to a broad spectrum of indications. This transaction positions us well for growth in the public market and gives us access to the capital needed to advance these projects from the bench, through the clinic, and ultimately to the patients who desperately need them. We have a great deal of respect for Doug and his team and look forward to the opportunity to transform the psychedelic therapeutics industry together," stated Alex Nivorozhkin, PhD, Co-Founder and Chief Executive Officer of Adelia.

Transaction Details

Cybin completed the Transaction under a contribution agreement dated December 4, 2020 (the "Transaction Agreement") with Cybin Corp., Cybin US Holdings Inc. ("Acquiror"), a wholly- owned subsidiary of Cybin created for the purpose of the Transaction, and all shareholders of Adelia (the "Adelia Shareholders").

The Adelia Shareholders contributed all the issued and outstanding common shares of Adelia (the "Adelia Shares") to the Acquiror as a capital contribution in exchange for Acquiror issuing to them, in the aggregate, 868,833 non-voting Class B common shares in the capital of the Acquiror (the "Class B Shares") in accordance with their respective pro rata percentages, at a price per Class B Share equal to CAD$12.40 (approximately US$9.69). The aggregate value of the Class B Shares issued to the Adelia Shareholders is CDN$10,773,529.50 (approximately USD$8.42 million).

The Class B Shares are exchangeable at the holder's option for common shares in the capital of Cybin (the "Cybin Shares") on the basis of 10 Cybin Shares for 1 Class B Share, subject to customary adjustments. The Class B Shares are exchangeable for Cybin Shares on the following schedule: (i) no Class B Shares are exchangeable before the first anniversary of Transaction; (ii) no more than 33 1/3% of the Class B Shares are exchangeable before the second anniversary of Transaction; (iii) no more than 66 2/3% of the Class B Shares are exchangeable before the third anniversary of Transaction, and (iv) 100% of the Class B Shares are exchangeable after that point. The Class B Shares to be issued to the Adelia Shareholders on Closing are exchangeable for a total of 8,688,330 Cybin Shares, resulting in an effective issue price of $1.24 per Cybin Share.

In addition, if certain milestone events (each a "Milestone") occur, then subject to customary approvals, the Acquiror will issue to the Adelia Shareholders the number of Class B Shares determined by dividing the applicable milestone consideration, as set out in the Transaction Agreement, by the greater of the following: (i) CDN$7.50; and (ii) ten times the greater of: (a) the 10 day volume weighted average price of the Cybin Shares; and (b) the market price of the Cybin Shares on the close of business on the last business day preceding the relevant date upon which Cybin issues a press release announcing the achievement of such Milestone (or if the Milestone does not require a press release, on the date that is three business days following the determination that the relevant Milestone has been met). If a particular Milestone has not been achieved by the close of the quarter immediately following the quarter in which such Milestone is scheduled for completion, the Acquiror's obligation to issue Class B Shares on the occurrence of the applicable Milestone shall expire. The total value of the Class B Shares issuable pursuant to the Milestones is up to CDN$9,388,045.50 (approximately US$7.33 million), assuming all Milestones are met prior to the applicable deadlines.

In connection with the Transaction, certain members of the Adelia team have taken advisory and/or executive roles with Cybin. These people received, in the aggregate, options to acquire up to 2,244,100 Cybin Shares, pursuant to Cybin's equity incentive plan, exercisable for five (5) years and subject to vesting. The exercise price is $1.74 per Cybin Share. An additional 555,900 options will be issuable to eligible participants at the direction of the Adelia team, from time to time.

Cybin has agreed to pay, on behalf of Adelia, an advisory fee to Nova Capital International LLC of US$250,000 in connection with certain advisory services provided to Adelia relating to the Transaction.

Additional information related to the Transaction will be available in the Transaction Agreement, which will be filed under Cybin's profile on SEDAR (www.sedar.com).

About Cybin Inc.

Cybin is a life sciences company advancing psychedelic pharmaceutical treatments for various psychiatric and neurological conditions. Cybin is developing technologies and delivery systems, aiming to improve bioavailability, to potentially achieve the desired medicinal effects of psychedelics at low dosage levels. The new delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.

About Adelia

Adelia is a company that aims to develop medicinal psychedelics with improved dosing efficacy and therapeutic indices to address unmet medical needs. Adelia's primary focus is on the development of treatment regimens consisting of proprietary psychedelic molecules and related clinical protocols. This proprietary development strategy is based on chemical modifications to the known and well understood tryptamine derivatives that significantly modify their pharmacokinetic properties without changing their therapeutic potential. These proprietary approaches seek to minimize inter-patient variability by better controlling drug metabolism without loss of efficacy that together have been shown to produce more predictable and favorable patient outcomes.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin's future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words "believe", "expect", "aim", "intend", "plan", "continue", "will", "may", "would", "anticipate", "estimate", "forecast", "predict", "project", "seek", "should" or similar expressions or the negative thereof, are forward- looking statements. Forward-looking statements in this press release include but are not limited to statements regarding the potential timing for clinical studies, the ability of Adelia's intellectual property portfolio to be approved and achieve stated objectives, the ability to create novel therapeutics and drug delivery methods, the ability to leverage Adelia's intellectual property and too extend reach and capability, and the ability to achieve the Milestones. These statements are not historical facts but instead represent only Cybin's expectations, estimates and projections regarding future events. These statements are not guaranteeing future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The forward-looking information and forward-looking statements included in this press release are made as of the date of this press release. The Company does not undertake an obligation to update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities law. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has not in any way passed upon the merits of the Transaction and has not approved or disapproved the contents of this news release.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Liaisons:

Jackie Poriadjian

Chief Marketing Officer, CYBIN

Jackie@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com